FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of March 2010

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)
El Golf 150
Fourteenth Floor
Santiago, Chile
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑  Form 40-F ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(1):  ☐

Indicate   by  check  mark  if  the  registrant  is  submitting  the  Form  6-K  in  paper  as  permitted  by  Regulation  S-T  Rule
101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐ No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _________

MATERIAL FACT
Celulosa Arauco y Constitución S.A.
Registered in Securities Registry N° 42

Santiago, March 3, 2010

Mr.
Superintendent of Securities and Insurance

Ref.: Complementing information in compliance with Material Fact N°574 dated March 1st, 2010.

Dear Sir,

The undersigned, as Chief Executive Officer of the corporation named Celulosa Arauco y Constitución S.A., hereinafter the “Company” or “Arauco”, both domiciled in the Metropolitan Region, Avenida El Golf Nº 150, floor 14, Commune of Las Condes, a company registered in the Securities Registry under N° 42, Chilean Tax Identification N° 93.458.000-1, hereby informs the following:

This letter supplements the information provided by the Company to the Superintendency through a letter dated March 2 of this year, which was sent in compliance with the General Formal Written Request N° 574 of March 1st:

According to the first damage assessment completed after the earthquake and tsunami, the damages found do not affect the viability of Arauco’s production units, which will resume operations.

Today, all of these units have managers in charge of specialized teams that will work on safety, communication, energy, site cleanup, and the specific damage assessment of equipment and infrastructure.

The different production processes will return to normal activity according to the specific conditions related to each one and to external factors such as road connectivity, power supply, communication, public safety and other basic services.

The Company maintains operations in the Maule, Bío Bío and Los Ríos regions for the pulp, sawn timber, panel and forestry business areas. The following is an assessment of each one of these business units:

In the pulp area, the five pulp mills in Chile: Licancel, Constitución, Nueva Aldea, Arauco, and Valdivia, show varying degrees of damage, which are currently being assessed. This enables us to state that there probably will be no pulp production in our Chilean facilities during March.

In the sawn timber and remanufacturing area, the Company has nine and five production units, respectively. Valdivia sawmill is operating, while the remaining sawmills and remanufacturing facilities are expected to resume operations shortly. Unfortunately, Mutrún sawmill (located at Constitución, VII Region) was destroyed by the tidal wave. This facility produced 6% of Arauco’s sawn timber in Chile.

The panel area, with its four facilities, is in condition to gradually resume operations of some of its production processes as of next week.

Finally, the forest plantations revealed no significant damage. The forestry area will resume operations as road connectivity, transportation and demand from the industrial facilities is reestablished.

Best Regards,

Matías Domeyko Cassel
Chief Executive Officer
Celulosa Arauco y Constitución S.A.

c.c. -  Bolsa de Comercio de Santiago
La Bolsa Nº 64,
Santiago.

- Bolsa Electrónica de Chile
Huérfanos 770, piso 14-
Santiago

- Bolsa de Valores de Valparaíso
Casilla 218-V-
Valparaíso

-  Representante de Tenedores de Bonos (Banco Santander),
Bandera 140, Santiago

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
                                                                                                                                          (Registrant)

Date:   March 9, 2010                                                           By:          /s/  Matias Domeyko
Name:  Matias Domeyko
Title:    Chief Executive Officer